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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section

FEB 26 2013

Washington DC 405

13013112

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-015648

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Robeco Securities LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

909 Third Avenue - 32nd Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Elizabeth Rosenker

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CG
3/5/13

OATH OR AFFIRMATION

I, Matthew J. Davis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Robeco Securities, L.L.C., as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

Robeco Securities, L.L.C. (a Limited Liability Company)
December 31, 2012
With Report of Independent Registered Public Accounting Firm

Ernst & Young LLP

ERNST & YOUNG

Robeco Securities, L.L.C.
(a Limited Liability Company)

Statement of Financial Condition

December 31, 2012

Contents

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350

Report of Independent Registered Public Accounting Firm

The Member of
Robeco Securities, L.L.C.

We have audited the accompanying statement of financial condition of Robeco Securities, L.L.C. (the "Company") as of December 31, 2012, and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the statement of financial condition in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

ERNST & YOUNG

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Robeco Securities, L.L.C. at December 31, 2012, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 22, 2013

Robeco Securities, L.L.C.
(a Limited Liability Company)

Statement of Financial Condition

December 31, 2012

Assets	
Cash	$ 2,158,699
Receivable from Parent, net	3,638,643
Other assets	73,211
Total assets	$ 5,870,553
Liabilities and member's equity	
Sales commissions payable	$ 740,099
Other current liabilities	6,000
Total liabilities	746,099
Member's equity	5,124,454
Total liabilities and member's equity	$ 5,870,553

See accompanying notes to the statement of financial condition.

Robeco Securities, L.L.C.
(a Limited Liability Company)

Notes to Statement of Financial Condition

December 31, 2012

1. Organization

Robeco Securities, L.L.C. (the "Company"), a Delaware limited liability company, is a wholly-owned subsidiary of Robeco Investment Management, Inc. (the "Parent"), a registered investment adviser under the Securities and Exchange Commission ("SEC") Investment Advisers Act of 1940. The Company was established as a limited purpose broker-dealer under the Securities Exchange Act of 1934 for the purpose of having registered sales representatives provide their services to the Parent. The Company is registered as a broker-dealer with the SEC in all 50 states, the District of Columbia and Puerto Rico and is also a member Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation. The Company is subject to regulation by the SEC, FINRA, the Self Regulatory Organizations ("SRO") and the various state securities regulators.

2. Summary of Significant Accounting Policies

Basis of Presentation

The statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States, as codified in the Accounting Standards Codification ("ASC") and set forth by the Financial Accounting Standards Board. Significant accounting policies are as follows:

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts and the disclosure of contingent amounts in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable and prudent. Actual results could differ from those estimates and assumptions.

Cash

The Company's cash is held by JPMorgan Chase ("JPMorgan"). The JPMorgan account is a noninterest bearing account. At December 31, 2012, there were no cash equivalents.

2. Summary of Significant Accounting Policies (continued)

Income Taxes

The Company's operating results are included in the federal, state and local income tax returns filed by the Parent. The Company uses the asset and liability method to provide income taxes on all transactions recorded in the consolidated Parent financial statements. Deferred tax assets and liabilities are determined based on differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities (i.e., temporary differences) and are measured at the enacted rates that will be in effect when these differences are realized. If necessary, a valuation allowance is established to reduce deferred tax assets to the amount that is more likely than not to be realized.

In order to recognize and measure our unrecognized tax benefits, management determines whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Once it is determined that a position meets the recognition thresholds, the position is measured to determine the amount of benefit to be recognized in the financial statements.

3. Related Party Transactions

The Company receives a certain allocation of revenue attributable to commissionable sales of securities in accordance with placement agent agreements entered into between the Company and various hedge funds or mutual funds managed by the Parent. Of such allocated revenue, $3,638,643 is included in receivable from Parent, net on the statement of financial condition. Pursuant to the Service Level and Expense agreement ("Services Agreement") dated June 1, 2005 between the Company and its Parent, the Company has agreed to pay the Parent a monthly fee, which is updated no less than annually as determined by the Parent's allocation methodology, for support services, including but not limited to, finance administration, human resources, technology, and management support provided by the Parent by the Company.

In addition, an amount of $1,453,032 relating to income taxes is settled through receivable from Parent, net on the statement of financial condition. Intercompany balances are settled on a periodic basis.

4. Risks and Uncertainties

Cash is held by one financial institution, JPMorgan. In the event that the financial institution is unable to fulfill its obligations, the Company would be subject to credit risk. Bankruptcy or insolvency may cause the Company's rights with respect to the cash held by JPMorgan to be delayed or limited. The Company monitors its risk by monitoring the credit quality of JPMorgan and its subsidiaries.

5. Sales Commissions

The Company does not directly employ any personnel; however, certain employees of the Parent are registered sales representatives of the Company for purposes of the sale and distribution of registered securities offered by the Parent through the Company.

6. Income Taxes

The Company is a single member limited liability company and, for income tax purposes, is disregarded as an entity separate from its owner, the Parent, pursuant to U.S. Income Tax Regulations Sec. 301.7701-3(b)(1)(ii). Therefore, the results of the Company's operations are included in the Parent's Federal and state income tax returns. However, the Parent allocates to the Company a portion of the consolidated income taxes as if the Company were a separate income taxpayer.

As of December 31, 2012, the Company did not separately state its deferred tax amounts as there were no significant temporary differences.

As of December 31, 2012, the Company determined that it has no uncertain tax positions, penalties, nor accrued interest or penalties as defined within ASC 740, *Income Taxes*. The Company does not have unrecognized tax benefits. The Company does not believe that it is reasonably possible that the total unrecognized benefits will significantly increase within the next 12 months.

As of December 31, 2012, the Parent has the tax years 2009 and 2011 open to examination by the Internal Revenue Service. New York State tax returns are currently under audit for the tax years 2009 and 2010, while 2011 remains subject to examination. The Parent is not under audit in New York City, but the standard three year statute of limitations remains open for its filed tax returns.

7. Commitments and Contingencies

General Litigation and Regulatory Matters

The Company may be subject to claims as well as reviews by self-regulatory agencies arising out of the conduct of its business.

Management is not aware of any unasserted claims or assessments that would have a material adverse effect on the financial condition the Company.

The SEC and FINRA adopt rules and examine broker-dealers and require strict compliance with their rules and regulations. All broker-dealers have an SRO that is assigned by the SEC as the broker-dealer's designated examining authority ("DEA"). The DEA is responsible for examining a broker-dealer for compliance with the SEC's financial responsibility rules. FINRA is the Company's current DEA. A failure to comply with the SEC's request in a satisfactory manner may have adverse consequences, and changing the Company's DEA may entail additional regulatory costs.

8. Indemnifications

In the normal course of its business, the Company will indemnify the various funds managed by the Parent, for which the Company acts as placement agent, and/or the Parent, against loss, liability, claim, damage or expense, as incurred only with respect to statements or omissions made in reliance upon, and in conformity with, information furnished to the funds in writing by or on behalf of the Company for use in connection with offering documents or the annual or interim reports to investors. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability on the statement of financial condition for these indemnifications.

9. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"). The Company computes its net capital requirements under the Basic or Aggregate Indebtedness method of Rule 15c3-1 which requires the Company to maintain minimum net capital of the greater of 6-2/3% of aggregate indebtedness or $5,000. At December 31, 2012, the Company had net capital of $1,412,600, which was $1,362,860 in excess of its minimum net capital requirement of $49,740 (6-2/3% of aggregate indebtedness). The Company's percentage of aggregate indebtedness to net capital is 52.82%.

Advances to affiliates, repayment of borrowings, dividend payments, distributions and other equity withdrawals are subject to certain notification and other requirements of Rule 15c3-1 and other regulatory bodies. The Company is exempt from the provisions of Rule 15c3-3 pursuant to paragraph (k)(1) under the Securities Exchange Act of 1934.

10. Fair Value of Financial Instruments

The carrying amounts reported on the statement of financial condition for cash approximate fair value based on the on-demand nature of cash. Other assets and liabilities with short and intermediate-term maturities and defined settlement amounts, including receivables and payables, are reported at their contractual amounts, which approximate fair value.

11. Subsequent Events

In February 2012, Orix Corporation, a Japanese financial services firm, agreed to purchase an approximate 90% stake in Robeco Groep NV, a subsidiary of Rabobank Groep and the parent of Robeco Investment Management, Inc. The Company is still assessing the impact of this acquisition on its business and operations.

The Company has evaluated all subsequent events through the date of issuance of the statement of financial condition and has determined that no subsequent events, other than the item noted above, have occurred that would require disclosure in the statement of financial condition or accompanying notes.